FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.             Name and Address of Company

Micromem Technologies Inc.
121 Richmond Street West, Suite 304
Toronto, ON M5H 2K1

Item 2.             Date of Material Change

A material change took place on November 23, 2012.

Item 3.             News Release

On November 23, 2012, a news release in respect of the material change was released by Canada News Wire (CNW).

Item 4.             Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.             Full Description of Material Change

On November 23, 2012, the Company announced the exercise of warrants for total proceeds of US $575,077.90 and CDN $365,253.30. The Company issued 7,978,912 common shares in connection with the exercise of the warrants, which were originally issued under private placements that occurred in 2011. The proceeds from the exercise of the warrants will be used for general working capital purposes.

The Company also announced the extension of the expiry dates of a total of 3,871,369 warrants, in each case by one year, effective December 14, 2012. Of the warrants being extended (i) 750,000 warrants are held indirectly (through Exclusive Asset Management Inc.) by Salvatore Fuda, a director of the Company, and were originally granted on January 11, 2011 at an exercise price of $0.22 CDN with an expiry date of January 11, 2013, and which will now expire on January 11, 2014, and (ii) 142,858 warrants are held indirectly (through LFC Advisors Inc.) by Dan Amadori, the CFO of the Company, and were originally granted on February 10, 2012 at an exercise price of $0.44 CDN with an expiry date of February 10, 2013, and which will now expire on February 10, 2014..

The approximate percentage of securities, on a fully-diluted basis, that Mr. Fuda currently beneficially owns or controls (including the warrants) is 4.46% . The extension of the expiry date of the warrants indirectly held by him through Exclusive Asset Management Inc. will not affect the percentage of securities beneficially owned or controlled by him.

The approximate percentage of securities, on a fully-diluted basis, that Mr. Amadori currently beneficially owns or controls (including the warrants) is 1.05% . The extension of the expiry date of the warrants indirectly held by him through LFC Advisors Inc. will not affect the percentage of securities beneficially owned or controlled by him.

The extension of the expiry date of the warrants was reviewed & approved unanimously by the board.

Minority shareholder approval and a valuation is not required as the transaction comprises less than 25% of the issuer’s market capitalization.

Item 6.             Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.             Omitted Information

No information has been omitted.

Item 8.             Executive Officer

Joseph Fuda

Item 9.             Date of Report

November 23, 2012

SCHEDULE “A”

FOR IMMEDIATE RELEASE	November 23, 2012

Micromem Technologies Inc. announces Exercise and Extension of Warrants

Toronto, New York, November 23, 2012: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the issuance of 7,978,912 Common Shares as a result of the exercise of warrants for total proceeds of US $575,077.90 and CDN $365,253.30. These warrants were originally issued in connection with financings completed in 2011. The proceeds will be used for general working capital purposes.

In addition, the Company announces the extension of the expiry dates of a total of 3,871,369 warrants by one year, effective December 14, 2012. These warrants were originally issued in connection with private placements completed in 2010, 2011 and 2012, with exercise prices ranging from US/CDN $0.20 to US $0.56 and expiry dates ranging from January 4, 2013 to March 23, 2013. Other than the expiry dates, the terms of the warrants are unchanged. The 3,871,369 warrants that were extended include 750,000 warrants held indirectly (through Exclusive Asset Management Inc.) by Salvatore Fuda, a director of the Company, originally granted on January 11, 2011 at an exercise price of $0.22 CDN with an expiry date of January 11, 2013, which will now expire on January 11, 2014. The warrants that were extended also include 142,858 warrants held indirectly (through LFC Advisors Inc.) by Dan Amadori, the CFO of the Company, originally granted on February 10, 2012 at an exercise price of $0.44 CDN with an expiry date of February 10, 2013, which will now expire on February 10, 2014.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 139,054,467
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com